Filed Pursuant to Rule 433

Registration No. 333-152678

November 1, 2010

Terms and Conditions—10 Year Fixed Rate Notes due 2020

Issuer	Northern Trust Corporation
Note Type	Senior
Ratings (Moody’s/S&P/Fitch)	A1/AA-/AA- (Stable/Stable/Stable)
Principal Amount	$500,000,000
Pricing Date	November 1, 2010
Settlement Date	November 4, 2010 (T +3)
Maturity Date	November 4, 2020
Coupon	3.450%
Re-offer Yield	3.464%
Re-offer Price	99.883%
Market/ Re-offer Spread	T + 83 bps
Pricing Benchmark	2.625% UST due August 2020
Benchmark Yield	2.634%
Interest Payment Dates	Semi-annually on the 4th of May and November
First Coupon Date	May 4, 2011
Call Provisions	Non-callable
Day Count Basis	30/360
Proceeds to Company Before Expenses	$497,165,000
Minimum Denominations	US$2,000 and integral multiples of US$1,000 in excess of such amount
Bookrunner(s)	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC
Co-Manager(s)	Loop Capital Markets, LLC UBS Securities LLC
CUSIP	665859 AL8
ISIN	US665859AL80

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) BofA Merrill Lynch at 1-800-294-1322 , or (ii) Morgan Stanley at 1-866-718-1649.